Exhibit 99.20

Digihost Announces Update on Annual Filings and First Quarter Filings

Vancouver, BC – May 27, 2020 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI) is providing an update on the status of the filing of its audited financial statements and accompanying management’s discussion and analysis, and related CEO and CFO certifications for the twelve months ended December 31, 2019 (collectively, the “Annual Filings”). The Company continues to work closely with its auditors and intends to file the Annual Filings on or before June 15, 2020, in accordance with the terms of the 45-day extension announced by the British Columbia Securities Commission under BC Instrument 51-515 – Temporary Exemption from Certain Corporate Finance Requirements (“BCI 51-515”).

In addition, the Company announces that as a result of delays caused by the COVID-19 pandemic, it intends to postpone the filing of its quarterly financial statements and accompanying management’s discussion and analysis, and related CEO and CFO certifications for the three months ended March 31, 2020 (collectively, the “Quarterly Filings”). The Company will rely on the exemption in accordance with BCI 51-515 with respect to the Quarterly Filings.

Recent global events pertaining to COVID-19 have impacted the Company’s ability to rely on timely information for its financial reporting obligations. Ensuring a safe and healthy working environment for our workforce is a primary focus for Digihost and we continue to implement and enforce additional precautionary health and safety measures.

The Company ratifies that management and the Company’s insiders remain subject to the Company’s Insider Trading Policy and confirms that there have been no material business developments since the filing of its interim consolidated financial statements for the three months ended November 30, 2019, other than those disclosed through news releases.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth oriented blockchain company. As the result of recent equipment purchases the Company has significantly increased its hashrate from 159PH to 208PH, an increase of 31%. The Company’s operating facility is located in Buffalo, New York, with over 70,000 square feet and a 115,000 KVA outdoor substation under a five-year lease and an option to lease additional facility space totalling 240,000 square feet after 3 years. The Company focuses on validation through mining, hosting solutions and blockchain software solutions.

Additional Information

For further information, please contact:

Digihost International, Inc.

Angie Ihler, Media Inquiries

T: 917-242-6549

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.